UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of           June          , 20 05

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
PRESS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date June 24, 2005	By	/s/ Rochiman Sukarno
(Signature)
Rochiman Sukarno Head of Investor Relation Unit

PRESS RELEASE

No. TEL.193/PR000/UH1/2005

RELEASE OF TELKOM’S US GAAP RECONCILIATION
TO BE INCLUDED IN ITS 2004 FINANCIAL STATEMENTS

Jakarta, June 24, 2005 – Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) did not release prior to its Annual General Meeting a disclosure related to reconciliation (the “US GAAP reconciliation”) of its consolidated financial statements for the year ended December 31, 2004 to US generally accepted accounting principles (“US GAAP”) as it is currently in the process of resolving comments received from the US Securities and Exchange Commission (the “SEC”) relating to the SEC’s review of TELKOM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (“2003 20-F”).

In the process of its review of TELKOM’s 2003 20-F, the SEC Corporate Finance Department had sent a comment letter to Telkom dated December 30, 2004. TELKOM responded to these comments on April 25, 2005 and as a part of this response filed Amendment No. 1 to 2003 Form 20-F. By a letter dated June 13, 2005, TELKOM received further comments from the SEC. The remaining comments relate to, among other things, the SEC’s review of TELKOM’s financial statements and related disclosures, and request for further explanation with regard to:

(i)	US GAAP treatment applied for the KSO (Joint Operation Schemes);

(ii)	Supporting documents in relation with written communication between auditor and the Company’s Audit Committee; and
(iii)	Actuarial assumption for pension plan.

TELKOM is currently working with its advisors to respond to and resolve the remaining comments so that its auditor for the year 2004, KPMG, will be in a position to finalize and release its independent auditor’s report with regard to the financial statements that include the US GAAP reconciliation. If these remaining comments are not resolved, it is possible that TELKOM may need to delay the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2004 and its 2004 annual Securities Report required to be filed in Japan.

TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)

ADEK JULIANWAR
Corporate Secretary

For further information, please contact:

Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel: 62-21-5215109
Fax: 61-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com